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                                                              Exhibit (a)(1)(ii)

      E-MAIL COMMUNICATION TO ELIGIBLE KPMG CONSULTING, INC. OPTIONHOLDERS,
                             DATED FEBRUARY 1, 2002

To:           Holders of Options Priced at $55.50
From:         Rand Blazer, Chairman and CEO
Date:         February 1, 2002
Subject:      Stock Option Exchange Program

It has been nearly a year since we made history together as our hard work, dedication and determination propelled us into the public market in one of the largest IPOs in NASDAQ history. The timing of our debut in light of the economic conditions and turbulent markets left us with many challenges as a new public company.

As a holder of options priced at $55.50, you have been with us for some time on the steep and sometimes difficult road toward becoming a stand-alone and successful public company. Even in the excitement of achieving our goal to be public, we have not forgotten that many of our employees--those who have been with us the longest--are still holding options that are significantly underwater.

While we have given consideration to this in subsequent option awards, we have also decided to demonstrate to you that we value your perseverance and dedication to our company. I am pleased to announce that KPMG Consulting is launching a Stock Option Exchange Program for KPMG Consulting employees who currently hold options priced at $55.50. The basic terms of the program are as follows:

     o Stock options may be exchanged at a rate of one-for-one. Should you choose to participate, for every option you have which is priced at $55.50, you will receive one new replacement option on September 3, 2002 (or at a slightly later date if we extend the offer period briefly).

     o Replacement options will be priced at 110% of the fair market value of our stock at the close of the trading day on the date the options are issued (most likely, September 3, 2002).

     o    Replacement options will vest over three years.

Also attached for your convenience is a Q&A document to provide further details about this program.

This is a significant initiative for us and an opportunity for you. Our actions will require formal filings by us corporately with the Securities and Exchange Commission. Later today, you will receive an email that explains the stock option exchange program in greater detail, including its potential benefits and risks and the actions you will need to take if you choose to participate. You will be required to make your decision on participation before the offer period ends on March 1, 2002. Please review the materials carefully since your decision will have a financial implication to you.

Again, thanks for your continued commitment to the success of KPMG Consulting. It is our hope that through this program we will enable you to better share in the success we create together.


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Can I choose whether or not to participate in the program?

The program is entirely voluntary. It is up to you whether you wish to participate.


Can I exchange just a portion of my options at $55.50?

Participation is "all or nothing", meaning you will not be able to exchange only a portion of your options which are priced at $55.50. Rather, you will have to decide whether you wish to exchange all of them or none at all.


How many options do I have at $55.50?

Your stock option account information is available online at www.msdw-spa.com or by calling 1-888-316-4418 or 1-201-533-4004.


If I choose to participate, when will my $55.50 options be canceled?

Assuming you decide to participate, your $55.50 options will be canceled on March 2, 2002, the day after the offer period currently is scheduled to end (or a slightly later date if we extend the offer period briefly).


When is the replacement grant taking place?

The replacement grant is scheduled for September 3, 2002 (or a slightly later date if we extend the offer period briefly).


Why is there a six month gap between when the options at $55.50 are canceled and the replacement options are granted?

The reason we will not grant the replacement options immediately is to avoid a significant, unfavorable compensation expense that would result if the exercise price were set immediately. This expense could have a negative impact on our earnings and ultimately on our stock price. By waiting more than six months before granting the replacement options, we are able to avoid this expense. Please note, this is an SEC rule that we must comply with.


What is the strike price of the replacement grant?

Replacement options will be priced at 110% of the fair market value of our stock at the close of the trading day on September 3, 2002 (or a slightly later date if we extend the offer period briefly). For example, if our stock closes at $18.00 per share on the date the options are issued, the exercise price of the options will be 110% of $18.00, or $19.80.


What is the reason for setting the strike price for the replacement grants at 110% of the fair market value?

In the process of approving this exchange program, and in conjunction with the Compensation Committee of our Board of Directors, we decided to set a strike price of 110% of the fair market value of our stock so the market and our shareholders would understand that the program provides greater incentive for our option holders to focus on increasing stock price and further aligns our option holders' interests with the interests of our shareholders.


What is the vesting schedule of the replacement grant?

Replacement options will vest over three years, with one-third becoming vested on September 3, 2003, one-third becoming vested on September 3, 2004, and the remaining one-third becoming vested on September 3, 2005 (subject to change slightly if we extend the offer period briefly).


What happens if I terminate employment after my $55.50 options are canceled, but before the replacement grant takes place?

If you elect to participate, your existing $55.50 options (vested and unvested) will be canceled after the end of the offer period (most likely on March 2, 2002). Again, we expect to grant replacement options to you on September 3, 2002. If, between the end of the offer period and the date the replacement options are granted you cease to be employed for any reason, you will not receive the replacement options even though your $55.50 options were canceled.


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If I am on a leave of absence during the exchange offer period and/or when the replacement grant takes place, will I still receive the replacement options?

Even if you are on a leave of absence, you may still participate fully in the exchange program.


Can the corporate executive officers and directors of the Company participate in the program?

No. When the Compensation Committee of the Board of Directors approved this program, we excluded the corporate executive officers and directors from the offer to assure that the program would be impartially structured and implemented without regard to any personal interests.


Can KPMG Consulting advise me on what decision to make regarding this offer?

KPMG Consulting cannot advise you on what decision to make. As a result, you may wish to consult with a professional financial and tax advisor as part of your decision-making process.


Who do I contact with my questions regarding the exchange program?

If you have further questions that are not answered in the FAQ or the Tender Offer materials which you will receive today, please send an email to US-optionexchange@kpmg.com. Alternatively, you may call Linda Chan at
--------------------------
212-872-4394.


Please review carefully all materials we send you in connection with the stock option exchange program, including the Offer to Exchange, since your decision may have important financial consequences.


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